Exhibit 99.1

Form 51-105F4

Notice - Issuer Ceases to be an OTC Reporting Issuer

This is the form required under subsection 4 (2) of Multilateral Instrument 51-105 Issuers Quoted in the U.S. Over-the-Counter Markets. This form must be completed and filed in jurisdictions other than Québec if an OTC reporting issuer has ceased to be an OTC issuer because it has a class of securities listed or quoted on an exchange or a quotation and trade reporting system specified in the definition of “OTC issuer” in section 1 of the Instrument.

In Québec, an OTC reporting issuer that has a class of securities listed or quoted on an exchange or a quotation and trade reporting system specified in the definition of “OTC issuer” in section 1 of the Instrument must apply to the securities regulatory authority to have its status as an OTC reporting issuer revoked in order to cease to be an OTC issuer.

The Issuer

Name of Issuer:	Red Metal Resources Ltd. (the Issuer)

Head office address:	1130 West Pender Street, Suite 820 Vancouver, BC V6E 4A4

Last head office address (if different from above):	278 Bay Street, Suite 102 Thunder Bay, ON P7B 1R8

Telephone number:	866-907-5403

Fax number:	Not Applicable

E-mail address:	invest@redmetalresources.com

Ceasing to be an OTC Reporting Issuer

The Issuer’s common stock are listed or quoted on Canadian Securities Exchange.

If the Issuer has ceased to be an OTC issuer, the Issuer is no longer an OTC reporting issuer under Multilateral Instrument 51-105 Issuers Quoted in the U.S. Over-the-Counter Markets.

The Issuer will remain a reporting issuer in a jurisdiction of Canada.

Certificate

On behalf of the Issuer, I certify that the statements made in this Notice are true.

Date: November 25, 2021

RED METAL RESOURCES LTD.

Name of Issuer

Caitlin Jeffs, Chief Executive Officer and Director

Telephone: 866-907-5403

Print name, title and telephone number

of person signing on behalf of the Issuer

“Caitlin Jeffs”

Signature

Warning: It is an offence to make a statement in this Notice that is false or misleading in a material respect, or to omit facts that make this Notice false or misleading in a material respect.